MIGENIX INC.

INSTRUMENT OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF

THE MANAGEMENT OF MIGENIX INC. (THE "COMPANY")

FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 12, 2006

The undersigned shareholder of the Company revokes any proxy previously given and appoints James DeMesa, the President and Chief Executive Officer of the Company, or failing him, David Scott, Chairman of the Board of Directors or instead of either of them                                                                              as proxy, with full power of substitution, to attend and vote for and on behalf of the undersigned at the Annual and Special General Meeting of Shareholders of the Company to be held on Tuesday, September 12, 2006 at 2:00 p.m. (Vancouver time) at the BC Research Complex Auditorium, 3650 Wesbrook Mall, Vancouver, British Columbia, and at any adjournments or postponements thereof, in the same manner and to the same extent as if the undersigned were personally present and, without limiting the generality of the foregoing, to vote as directed below:

1.

To re-appoint Ernst & Young LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix the auditors’ remuneration:

FOR (  )

WITHHOLD (  )

2.

To fix the number of directors for the ensuing year at 9:

FOR (  )

WITHHOLD (  )

3.

To elect the following persons as directors of the Company for the ensuing year:

David Scott

FOR (  )

WITHHOLD (  )

James DeMesa

FOR (  )

WITHHOLD (  )

Michael J. Abrams

FOR (  )

WITHHOLD (  )

Richard W. DeVries

FOR (  )

WITHHOLD (  )

Alistair Duncan, Jr.

FOR (  )

WITHHOLD (  )

Steven Gillis

FOR (  )

WITHHOLD (  )

Colin R. Mallet

FOR (  )

WITHHOLD (  )

Walter H. Moos

FOR (  )

WITHHOLD (  )

W. Keith Schilit

FOR (  )

WITHHOLD (  )

4.

To approve the adoption of the MIGENIX 2006 Incentive Stock Option Plan, the full text of such resolution being attached to the Management Information Circular as Appendix “A”:

FOR (  )

AGAINST (  )

5.

To approve the adoption of the MIGENIX Deferred Share Unit Plan, the full text of such resolution being attached to the Management Information Circular as Appendix “B”:

FOR (  )

AGAINST (  )

6.

To transact such further or other business as may properly come before the meeting, or at any adjournments or postponements thereof.

Signature

Name (Please Print)

Address

Date

If not dated, will be deemed to bear the date which it is received by the Company’s Transfer Agent.

                                                                                                         Number of shares to be voted

If left blank, all shares registered in your name will be deemed to be represented by this instrument of proxy.

BEFORE EXECUTING THIS INSTRUMENT OF PROXY, PLEASE READ
THE NOTES LOCATED ON THE REVERSE SIDE HEREOF.

NOTES TO THE INSTRUMENT OF PROXY

for the Annual and Special General Meeting

of MIGENIX Inc.

to be held on September 12, 2006

1.

THE SHARES REPRESENTED BY THE INSTRUMENT OF PROXY WILL, IF THE INSTRUCTIONS CONTAINED IN THE INSTRUMENT OF PROXY ARE CERTAIN AND IF THE INSTRUMENT OF PROXY IS DULY COMPLETED AND DELIVERED AND HAS NOT BEEN REVOKED, BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS OF THE SHAREHOLDER ON ANY BALLOT THAT MAY BE CALLED FOR, AND WHERE THE SHAREHOLDER SPECIFIES A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATIONS SO MADE.  IF NO CHOICE IS SPECIFIED, THE COMMON SHARES WILL BE VOTED AS IF THE SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE.

2.

IF THE SHAREHOLDER DOES NOT WANT TO APPOINT THE PERSONS NAMED IN THE INSTRUMENT OF PROXY, THE SHAREHOLDER SHOULD STRIKE OUT THE NAMES AND INSERT IN THE BLANK SPACE PROVIDED, THE NAME OF THE PERSON OR COMPANY THE SHAREHOLDER WISHES TO ACT AS THEIR PROXY. SUCH OTHER PERSON OR COMPANY NEED NOT BE A SHAREHOLDER OF THE COMPANY.

3.

If any amendments or variations to matters identified in the attached Notice of Meeting are proposed at the meeting or if any other matters properly come before the meeting, this Instrument of Proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the Instrument of Proxy at the meeting. The management of the Company knows of no such amendment, variation or other matter to come before the meeting.

4.

The Instrument of Proxy, to be valid, must be dated and signed by the shareholder or by the shareholder's attorney authorized in writing or, where the shareholder is a corporation, either under seal of the corporation or by a duly authorized and appointed officer, attorney or representative of the corporation. If the Instrument of Proxy is executed by an attorney for an individual shareholder or by an officer, attorney or representative of a corporate shareholder, the instrument so empowering the officer, attorney or representative, as the case may be, or a notarial copy thereof, must accompany the Instrument of Proxy for this Instrument of Proxy to be effective.

5.

The Instrument of Proxy, to be effective, must be deposited at the office of Pacific Corporate Trust Company, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 (facsimile 604-689-8144), before 2:00 p.m. (Vancouver time) on Friday, September 8, 2006, or subject to the discretion of the Chairman of the meeting, as to any matter in respect of which a vote shall not have already been cast at the meeting, by delivering the Instrument of Proxy to the Chairman of the meeting on the meeting, or at any adjournments or postponements thereof.